Exhibit 4.1

NOTICE OF WARRANT EXTENSION

March 28, 2012

Reference is made to the Omeros Corporation Common Stock Purchase Warrant No.             (the “Warrant”) issued in the name of             (“Registered Holder”). The Warrant entitles Registered Holder to purchase up to         shares of Common Stock of Omeros Corporation (the “Company”) at a purchase price of $12.25 per share.

Pursuant to Section 6 of the Warrant, the Warrant automatically terminates on March 29, 2012 (the “Expiration Date”). Notice is hereby given to the Registered Holder that the Board of Directors of the Company has extended the Expiration Date by one year to March 29, 2013.

Except for the extension of the Expiration Date described herein, the terms and conditions of the Warrant shall not be amended, waived or otherwise modified in any respect by this Notice.

OMEROS CORPORATION

By:
Gregory A. Demopulos, M.D.
Chairman & CEO